 Exhibit 99.1

SOUFUN HOLDINGS LIMITED

INDEX TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

Page(s)

UNAUDITED INTERIM CONDENSED CONSOLIDATED BALANCE SHEETS	F-2

UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME	F-4

UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS	F-5

UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY	F-7

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS	F-9

SOUFUN HOLDINGS LIMITED

UNAUDITED INTERIM CONDENSED CONSOLIDATED BALANCE SHEETS

(Amounts in thousands of United States Dollars (“US$”), except for number of shares)

		As of
	Notes	December 31, 2014	September 30, 2015
		(Audited)	(Unaudited)
		US$	US$

ASSETS
Current assets:
Cash and cash equivalents		354,760	516,167
Restricted cash, current		97,988	184,719
Short-term investments	2	455,184	105,843
Accounts receivable (net of allowance of US$21,397 and US$28,671 as of December 31, 2014 and September 30, 2015, respectively)	3	49,691	120,799
Funds receivable		62,163	42,858
Prepayments and other current assets	4	30,161	46,582
Commitment deposits		47,312	17,049
Loans receivable, current	7	79,641	244,293
Amount due from related parties	14	-	365
Deferred tax assets, current		2,991	3,831

Total current assets		1,179,891	1,282,506

Non-current assets:
Property and equipment, net	6	217,105	220,223
Prepaid land lease payments		-	794
Loans receivable, non-current	7	2,009	40,970
Restricted cash, non-current		109,495	-
Deferred tax assets, non-current		1,570	1,362
Deposit for non-current assets	8	86,515	102,648
Long-term investment	2	121,292	234,070
Prepayment for business acquisition	5	9,806	9,806
Other non-current assets	9	16,556	10,276

Total non-current assets		564,348	620,149

Total assets		1,744,239	1,902,655

The accompanying notes are an integral part of the unaudited interim condensed consolidated financial statements.

SOUFUN HOLDINGS LIMITED

UNAUDITED INTERIM CONDENSED CONSOLIDATED BALANCE SHEETS (Continued)

(Amounts in thousands of United States Dollars (“US$”), except for number of shares)

		As of
	Notes	December 31, 2014	September 30, 2015
		(Audited)	(Unaudited)
		US$	US$

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Short-term loans	10	80,750	172,750
Deferred revenue (including deferred revenue of the People’s Republic of China (“PRC”) Domestic Entities and the PRC Domestic Entities’ subsidiaries without recourse to SouFun Holdings Limited of US$30,671 and US$31,154 as of December 31, 2014 and September 30, 2015, respectively)		119,042	110,342
Accrued expenses and other liabilities (including accrued expenses and other liabilities of the PRC Domestic Entities and the PRC Domestic Entities’ subsidiaries without recourse to SouFun Holdings Limited of US$64,846 and US$30,279 as of December 31, 2014 and September 30, 2015, respectively)	11	221,901	318,118
Customers’ refundable fees (including customers’ refundable fees of the PRC Domestic Entities and the PRC Domestic Entities’ subsidiaries without recourse to SouFun Holdings Limited of US$17,637 and US$65,343 as of December 31, 2014 and September 30, 2015, respectively)		42,392	80,184
Income tax payable (including income tax payable of the PRC Domestic Entities and the PRC Domestic Entities’ subsidiaries without recourse to SouFun Holdings Limited of US$6,742 and (US$853) as of December 31, 2014 and September 30, 2015, respectively)	14	35,394	4,817
Amounts due to a related party (including amounts due to related party of the PRC Domestic Entities and the PRC Domestic Entities’ subsidiaries without recourse to SouFun Holdings Limited of nil and nil as of December 31, 2014 and September 30, 2015, respectively)	16	660	-

Total current liabilities		500,139	686,211

Non-current liabilities:
Long-term loans	10	100,000	-
Convertible senior notes	20	400,000	500,000
Deferred tax liabilities, non-current		111,026	78,178
Other non-current liabilities		385	350

Total non-current liabilities		611,411	578,528

Total liabilities		1,111,550	1,264,739

Equity:
Class A ordinary shares, par value Hong Kong Dollar (“HK$”) 1 per share, 600,000,000 shares authorized for Class A and Class B in aggregate, and 58,364,924 shares and 62,071,190 shares issued and outstanding as at December 31, 2014 and September 30, 2015, respectively		7,495	7,973
Class B ordinary shares, par value HK$1 per share, 600,000,000 shares authorized for Class A and Class B in aggregate, and 24,336,650 shares and 24,336,650 shares issued and outstanding as at December 31, 2014 and September 30, 2015, respectively		3,124	3,124
Additional paid-in capital		101,072	207,074
Accumulated other comprehensive income		49,566	6,701
Retained earnings		471,352	412,279
Total SouFun Holdings Limited shareholders’ equity		632,609	637,151
Noncontrolling interests		80	765

Total shareholders’ equity		632,689	637,916

Total liabilities and shareholders’ equity		1,744,239	1,902,655

The accompanying notes are an integral part of the unaudited interim condensed consolidated financial statements.

SOUFUN HOLDINGS LIMITED

UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF
COMPREHENSIVE INCOME

(Amounts in thousands of United States Dollars (“US$”))

		For the Nine Months Ended September 30,
	Notes	2014	2015
		(Unaudited)	(Unaudited)
		US$	US$
Revenues
Marketing services		202,257	166,827
E-commerce services		145,600	300,949
Listing services		120,497	85,661
Financial services		-	13,934
Other value-added services		11,554	15,478
Total gross revenues		479,908	582,849
Cost of revenues
Cost of services		(103,027)	(337,022)
Total cost of revenues		(103,027)	(337,022)
Gross profit		376,881	245,827
Operating (expenses) income
Selling expenses		(100,303)	(155,297)
General and administrative expenses (including related party amount of US$694 and US$463 for the nine months ended September 30, 2014 and 2015, respectively)	15	(75,343)	(91,813)
Other income		705	(663)
Operating income		201,940	(1,946)
Foreign exchange (loss) gain		(10)	157
Interest income		34,251	19,388
Interest expenses		(13,239)	(12,151)
Investment income		-	975
Government grants		5,816	3,786
Income before income taxes and noncontrolling interests		228,758	10,209
Income tax (expenses) benefits	14	(58,043)	13,436
Net income		170,715	23,645
Net loss income attributable to noncontrolling interests		-	(33)
Net income attributable to SouFun Holdings Limited’s shareholders		170,715	23,678
Other comprehensive income, before tax
Foreign currency translation adjustments		(10,231)	(34,251)
Unrealized gain (loss) on available-for-sale securities		14,653	(8,614)
Other comprehensive income (loss), net of tax		4,422	(42,865)
Comprehensive income		175,137	(19,220)
Comprehensive loss attributable to noncontrolling interests		-	(33)
Comprehensive income attributable to SouFun Holdings Limited’s shareholders		175,137	(19,187)
Earnings per share for Class A and Class B ordinary shares
Basic	18	2.08	0.29
Diluted	18	1.84	0.27
Weighted average number of Class A and Class B ordinary shares outstanding:
Basic	18	82,009,366	82,937,184
Diluted	18	94,343,242	88,487,723

The accompanying notes are an integral part of the unaudited interim condensed consolidated financial statements.

SOUFUN HOLDINGS LIMITED

UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

(Amounts in thousands of United States Dollars (“US$”))

	For the Nine Months Ended September 30,
	2014	2015
	(Unaudited)	(Unaudited)
	US$	US$

CASH FLOWS FROM OPERATING ACTIVITIES

Net income	170,715	23,645
Adjustments to reconcile net income to net cash generated from operating activities:
Share-based compensation	4,499	3,150
Depreciation of property and equipment	8,559	10,242
Deferred tax expenses (benefits)	19,552	(31,734)
Allowance for doubtful accounts	15,985	14,749
Amortization of convertible issuance cost	2,275	2,397
Amortization of loan origination costs	1,581	682
Deemed rental expense (Note 14(b))	131	131

Changes in operating assets and liabilities:
Accounts receivable	(26,388)	(89,008)
Funds receivable	(6,965)	17,429
Prepayments and other current assets	10,666	(22,793)
Commitment deposits	-	30,263
Loans receivable, current	(36,502)	(164,652)
Loans receivable, non-current	-	(38,961)
Amounts due from related parties	-	(365)
Amounts due to related parties	963	(657)
Other non-current assets	(5,784)	6,814
Accrued expenses and other liabilities	22,857	53,484
Other non-current liabilities	(95)	(29)
Deferred revenue	7,885	(8,700)
Income tax payable	6,416	22,633
Customers’ refundable fees	23,120	37,792

Net cash generated from (used in) operating activities	219,470	(133,488)

CASH FLOWS FROM INVESTING ACTIVITIES

Acquisition of fixed-rate time deposits	(1,172,268)	(107,357)
Proceeds from maturity of fixed-rate time deposits	635,995	451,208
Acquisition of property and equipment	(5,814)	(19,874)
Purchase of land use right	-	(54)
Purchase for long-term investments	(13,582)	(121,393)
Proceeds from disposal of property and equipment	45	123
Deposits for non-current assets	(48,249)	(20,804)

Net cash (used in) generated from investing activities	(603,873)	181,849

The accompanying notes are an integral part of the unaudited interim condensed consolidated financial statements.

SOUFUN HOLDINGS LIMITED

UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS (Continued)

(Amounts in thousands of United States Dollars (“US$”))

	For the Nine Months Ended September 30,
	2014	2015
	(Unaudited)	(Unaudited)
	US$	US$

CASH FLOWS FROM FINANCING ACTIVITIES

Proceeds from exercise of share options	12,819	3,811
Proceeds from short-term loans	-	72,750
Proceeds from issuance of convertible senior notes	50,000	100,000
Payment for issuance cost of convertible senior notes	(1,144)	-
Proceeds from issuance of shares by a PRC Domestic Entity’s subsidiary	-	718
Proceeds from issuance of Class A ordinary shares	-	100,000
Payment of short-term loan	(90,000)	(80,750)
Payment for loan origination costs	(244)	(15)
Payment of dividends	(82,380)	(82,751)
Changes in restricted cash	303,805	15,156

Net cash generated from financing activities	192,856	128,919

Exchange rate effect on cash and cash equivalents	(3,219)	(15,873)

Net (decrease) increase in cash and cash equivalents	(194,766)	161,407

Cash and cash equivalents at beginning of period	581,010	354,760

Cash and cash equivalents at end of period	386,244	516,167

The accompanying notes are an integral part of the unaudited interim condensed consolidated financial statements

SOUFUN HOLDINGS LIMITED

UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY

(Amounts in thousands of United States Dollars (“US$”), except for number of shares and per share data)

	Total SouFun Holdings Limited Shareholders’ Equity
	Number of Ordinary Shares				Accumulated Other Comprehensive Income
	Class A	Class B	Ordinary Shares	Additional Paid-in Capital	Foreign Currency Translation adjustments	Unrealized gain on available-for- sale security	Total	Retained Earnings	Noncontrolling Interests	Total Equity
Balance as of December 31, 2013 (Audited)	57,440,895	24,336,650	10,500	89,071	43,381		43,381	300,515		443,467
Net income for the period	-	-	-	-	-	-	-	170,715	-	170,715
Other comprehensive income:	-	-	-	-	-	-	-	-	-
Foreign currency translation adjustments	-	-	-	-	(10,231)	-	(10,231)	-	-	(10,231)
Unrealized gain on available-for-sale security	-	-	-	-	-	14,653	14,653	-	-	14,653
Contribution from shareholder	-	-	-	129	-	-	-	-	-	129
Share-based compensation	-	-	-	4,498	-	-	-	-	-	4,498
Exercise of share options	781,456	-	119	5,589	-	-	-	-	-	5,708
Dividends declared (US$1.00 per Class A and Class B ordinary share; US$58,043 to Class A ordinary shareholders and US$24,337 to Class B ordinary shareholders) (Note 11)	-	-	-	-	-	-	-	(82,380)	-	(82,380)

Balance as of September 30, 2014 (Unaudited)	58,222,351	24,336,650	10,619	99,287	33,150	14,653	47,803	388,850	-	546,559

The accompanying notes are an integral part of the unaudited interim condensed consolidated financial statements.

SOUFUN HOLDINGS LIMITED

UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY (Continued)

(Amounts in thousands of United States Dollars (“US$”), except for number of shares and per share data)

	Total SouFun Holdings Limited Shareholders’ Equity
	Number of Ordinary Shares				Accumulated Other Comprehensive Income
	Class A	Class B	Ordinary Shares	Additional Paid-in Capital	Foreign Currency Translation adjustments	Unrealized gain on available-for- sale security	Total	Retained Earnings	Noncontrolling Interests	Total Equity

Balance as of December 31, 2014 (Audited)	58,364,924	24,336,650	10,619	101,072	39,058	10,508	49,566	471,352	80	632,689
Net income for the period	-	-	-	-	-	-	-	23,678	(33)	23,645
Other comprehensive income:
Foreign currency translation adjustments	-	-	-	-	(34,251)	-	(34,251)			(34,251)
Unrealized loss on available-for-sale security	-	-	-	-	-	(8,614)	(8,614)	-	-	(8,614)
Contribution by noncontrolling interests									718	718
Issuance of Class A ordinary shares (Note 15)	3,418,803	-	441	99,666	-	-	-	-	-	100,107
Share-based compensation	-	-	-	3,151	-	-	-	-	-	3,151
Exercise of share options	287,463		37	3,185	-	-	-	-	-	3,222
Dividends declared (US$1.00 per Class A and Class B ordinary share; US$58,414 to Class A ordinary shareholders and US$24,337 to Class B ordinary shareholders) (Note 11)	-		-	-	-	-	-	(82,751)	-	(82,751)

Balance as of September 30, 2015 (Unaudited)	62,071,190	24,336,650	11,097	207,074	4,807	1,894	6,701	412,279	765	637,916

The accompanying notes are an integral part of the unaudited interim condensed consolidated financial statements.

SOUFUN HOLDINGS LIMITED

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of United States Dollars (“US$”), except for number of shares and per share data)

1.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Organization and basis of presentation

The accompanying unaudited interim condensed consolidated financial statements include the financial statements of SouFun Holdings Limited (the “Company”), its overseas subsidiaries and PRC subsidiaries (the “WOFEs”), entities controlled through contractual arrangements (the “PRC Domestic Entities”) and the PRC Domestic Entities’ subsidiaries. The Company, its subsidiaries, the PRC Domestic Entities and the PRC Domestic Entities’ subsidiaries are collectively referred to as the “Group”.

The accompanying unaudited interim condensed consolidated financial statements have been prepared in accordance with United States generally accepted accounting principles (“U.S. GAAP”) for interim financial information using accounting policies that are consistent with those used in the preparation of the Company’s audited consolidated financial statements for the year ended December 31, 2014. The consolidated balance sheet as of December 31, 2014 was derived from the audited consolidated financial statements at that date. These unaudited interim condensed consolidated financial statements and notes thereto should be read in conjunction with the Company’s audited consolidated financial statements included in the Company’s Annual Report on Form 20-F for the year ended December 31, 2014 as filed with the Securities and Exchange Commission (the “SEC”).

In the opinion of management, the accompanying unaudited interim condensed consolidated financial statements contain all normal and recurring adjustments necessary to present fairly the financial position, operating results and cash flows of the Group for each of the periods presented. The results of operations for the nine months ended September 30, 2015 are not necessarily indicative of results to be expected for any other interim period or the full year of 2015 as a whole due in part to the seasonality of the Group’s business. Historically, the expenditure on marketing campaigns tends to decrease due to reduced advertising and marketing activity for the real estate industry during and around the Chinese Lunar New Year holiday, which generally occurs in January or February of each year.

The Group is principally engaged in the provision of marketing services, e-commerce services, listing services, financial services and other value-added services to the real estate and home furnishing industries in the People’s Republic of China (the “PRC”).

SOUFUN HOLDINGS LIMITED

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (continued)

(Amounts in thousands of United States Dollars (“US$”), except for number of shares and per share data)

1.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Organization and basis of presentation (continued)

To comply with PRC laws and regulations which restrict foreign control of companies involved in internet content provision (“ICP”) and advertising businesses, the Company operates its websites and provides online marketing advertising services in the PRC through its PRC Domestic Entities and the PRC Domestic Entities’ subsidiaries. The equity interests of the PRC Domestic Entities are legally held directly by Vincent Tianquan Mo, executive chairman of the board of directors and chief executive officer, and Richard Jiangong Dai, director of the board and the former chief executive officer of the Company. The effective control of the PRC Domestic Entities is held by the Company through four of its WOFEs, SouFun Network, SouFun Media, Beijing Tuoshi and Beijing Hong An, as a result of a series of contractual arrangements and their supplementary agreements signed with each of the PRC Domestic Entities which arrangements and agreements contain similar provisions regarding obligations and rights of the Company and the PRC Domestic Entities (hereinafter, together the “Contractual Agreements”). As a result of the Contractual Agreements, the Company maintains the ability to approve decisions made by the PRC Domestic Entities, is entitled to substantially all of the economic benefits from the PRC Domestic Entities and is obligated to absorb all of the PRC Domestic Entities’ expected losses.

Therefore, the Company consolidates the PRC Domestic Entities and the PRC Domestic Entities’ subsidiaries in accordance with SEC Regulation S-X Rule 3A-02 and Accounting Standards Codification (“ASC”) 810, “Consolidation”.

The following is a summary of the Contractual Agreements:

Exclusive Technical Consultancy and Service Agreements

The WOFEs provide the following exclusive technical services to the PRC Domestic Entities: (i) access to information assembled by the WOFEs concerning the real estate industry and companies in this sector to enable the PRC Domestic Entities to target potential customers and provide research services; and (ii) technical information technology system support to enable the PRC Domestic Entities to service the advertising and listing needs of its customers. The agreements are effective for 10 years and can be extended indefinitely at the sole discretion of the WOFEs.

Operating Agreements

Pursuant to the operating agreements, each PRC Domestic Entity and its legal shareholders have agreed not to enter into any transaction that would substantially affect the assets, rights, obligations or operations of the PRC Domestic Entity without prior written consent from the WOFEs. In addition, the PRC Domestic Entities will appoint or remove their directors and executive officers based on instruction from the WOFEs. The agreements are effective for 10 years and can be extended indefinitely at the sole discretion of the WOFEs.

SOUFUN HOLDINGS LIMITED

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (continued)

(Amounts in thousands of United States Dollars (“US$”), except for number of shares and per share data)

1.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Organization and basis of presentation (continued)

Equity Pledge Agreements, Shareholders Proxy Agreements, and Exclusive Call Option Agreements

In order to secure the payment obligations of each PRC Domestic Entity under the exclusive technical consultancy and service agreements, the legal shareholders have pledged their entire respective ownership interests in each Domestic PRC Entity to the WOFEs. The legal shareholders shall not transfer the pledged ownership interests without the prior written consent from the WOFEs. The WOFEs are entitled to dividends and funds obtained through conversion, auction or sale of the ownership interests that the legal shareholders pledged to the WOFEs. The agreements are effective for 10 years and can be extended at the sole discretion of the WOFEs.

The legal shareholders irrevocably appoint the WOFEs to act as proxy for the legal shareholders to exercise their respective rights as shareholders of the PRC Domestic Entities to attend shareholders' meetings and cast votes. The agreements will remain valid until terminated upon written consent by the WOFEs, the PRC Domestic Entities and their legal shareholders or by their successors.

The Company or any third party designated by the Company has the exclusive right to acquire from the legal shareholders the whole or part of the respective equity interests in each PRC Domestic Entity at a price equivalent to the historical cost when permitted by applicable PRC laws and regulations. The legal shareholders shall not sell, transfer or dispose of the equity interests in the PRC Domestic Entities without the prior written consent of the Company or any third party designated by the Company. The proceeds from the exercise of the call option will be applied to repay the loans under the loan agreements. The Company does not have to make any additional payment to the legal shareholders. The PRC Domestic Entities will not distribute any dividend without the prior written consent from the WOFEs. The agreements have a term of 10 years and can be extended indefinitely at the sole discretion of the Company.

Loan Agreements

The WOFEs provided loans to the legal shareholders to enable them to contribute the registered capital of the PRC Domestic Entities. Under the terms of the loan agreements, the legal shareholders will repay the loans by transferring their legal ownership in the PRC Domestic Entities to the WOFEs when permitted by applicable PRC laws and regulations. Any gains from the transfer shall be paid back to the WOFEs or any third party designated by the WOFEs. The repayment term of the loans was not stated in the agreements. The legal shareholders shall be liable to repay their respective portions of the loans by transferring their entire respective equity interests in the PRC Domestic Entities upon the written request of the WOFEs when they terminate their employment with the WOFEs.

SOUFUN HOLDINGS LIMITED

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (continued)

(Amounts in thousands of United States Dollars (“US$”), except for number of shares and per share data)

1.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Organization and basis of presentation (continued)

Supplementary Agreements

In addition to the above contractual agreements, the Company, the WOFEs, the PRC Domestic Entities and their legal shareholders entered into supplementary agreements in March 2010 to memorialize certain terms previously agreed amongst the Company, the WOFEs, the PRC Domestic Entities and their shareholders. While this supplementary agreement was signed in 2010, the terms, intent and substance of all the agreements above remained unchanged. All provisions in the supplementary agreement have been incorporated into the contractual agreements signed subsequent to March 2010. Pursuant to the supplementary agreement:

•	the WOFEs have unilateral discretion in setting the technical service fees charged to the PRC Domestic Entities;
•	the WOFEs are obligated to provide financial support to the PRC Domestic Entities in the event the PRC Domestic Entities incur losses;
•	the annual budget of the PRC Domestic Entities should be assessed and approved by the WOFEs;
•	the legal shareholders agree to remit any profits distributed from the PRC Domestic Entities to the Company upon request by the Company; and
•	the PRC Domestic Entities are obligated to transfer their entire retained earnings, after deduction of PRC income tax, to the WOFEs in the form of a donation upon the WOFEs’ request.

Furthermore, the WOFEs and the PRC Domestic Entities entered into supplementary agreements in March 2013 to memorialize the following term previously agreed between the WOFEs and the PRC Domestic Entities when the Exclusive Call Option Agreements were entered into:

•	the legal shareholders agree to remit the purchase consideration received from the exercise of the exclusive right to acquire the equity interests in the PRC Domestic Entities to the WOFEs or any entity designated by the WOFEs.

SOUFUN HOLDINGS LIMITED

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (continued)

(Amounts in thousands of United States Dollars (“US$”), except for number of shares and per share data)

1.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Organization and basis of presentation (continued)

Through the design of the aforementioned agreements, the shareholders of the PRC Domestic Entities effectively assigned their full voting rights to the WOFEs, which give the WOFEs the power to direct the activities that most significantly impact the PRC Domestic Entities’ economic performance. The WOFEs obtained the ability to approve decisions made by the PRC Domestic Entities and the ability to acquire the equity interests in the PRC Domestic Entities when permitted by PRC law. The WOFEs are obligated to absorb a majority of the expected losses from the PRC Domestic Entities’ activities through providing unlimited financial support to the PRC Domestic Entities and are entitled to receive a majority of profits from the PRC Domestic Entities through the exclusive technical consultancy and service fees. As a result, the Company has determined that the three WOFEs are the primary beneficiaries of the PRC Domestic Entities. Accordingly, in accordance with SEC Regulation S-X Rule 3A-02 and ASC 810, the Company, through the WOFEs, has consolidated the operating results of the PRC Domestic Entities in the Company’s financial statements. Business taxes (“BT”) and value added taxes (“VAT”) relating to service fees charged by the WOFEs are recorded as cost of services.

SOUFUN HOLDINGS LIMITED

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (continued)

(Amounts in thousands of United States Dollars (“US$”), except for number of shares and per share data)

1.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Organization and basis of presentation (continued)

The carrying amounts of the assets, liabilities, the results of operations and cash flows of the PRC Domestic Entities and PRC Domestic Entities’ subsidiaries included in the Company’s consolidated balance sheets, statements of comprehensive income and statements of cash flows are as follows:

		As of
	Notes	December 31, 2014	September 30, 2015
		(Audited)	(Unaudited)
		US$	US$

ASSETS
Current assets:
Cash and cash equivalents		28,856	87,268
Restricted cash, current		97,988	184,719
Short-term investments		22,774	472
Accounts receivable (net of allowance of US$4,719, and US$10,195 as of December 31, 2014 and September 30,2015, respectively)		11,847	56,537
Funds receivable		-	1,251
Commitment deposits		47,312	17,049
Prepayments and other current assets		20,553	31,867
Deferred tax assets, current		1,462	1,705

Total current assets		230,792	380,868

Non-current assets:
Property and equipment, net		18,166	21,840
Long-term investments		120,819	153,374
Restricted cash, non-current		109,495	-
Deferred tax assets, non-current		271	675
Prepayment for business acquisition		9,806	-
Other non-current assets		7,814	3,774

Total non-current assets		266,371	179,663

Total assets		497,163	560,531

Current liabilities:
Deferred revenue		30,671	31,154
Accrued expenses and other liabilities		64,846	30,279
Customers’ refundable fees		17,637	12,884
Income tax payable		6,742	(853)
Intercompany payable to the WOFEs		137,168	317,146

Total current liabilities		257,064	390,610

Other non-current liabilities		4	-

Total liabilities		257,068	390,610

Net asset		240,095	169,921

SOUFUN HOLDINGS LIMITED

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (continued)

(Amounts in thousands of United States Dollars (“US$”), except for number of shares and per share data)

1.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Organization and basis of presentation (continued)

	For the Nine Months Ended September 30,
	2014	2015
	(Unaudited)	(Unaudited)
	US$	US$

Total revenues	71,057	191,222
Net income	15,458	(59,336)

	For the Nine Months Ended September 30,
	2014	2015
	(Unaudited)	(Unaudited)
	US$	US$

Net cash generating from operating activities	(557,794)	46,375
Net cash (used in) generating from investing activities	168,716	(397)
Net cash used in financing activities	302,569	14,687

The PRC Domestic Entities had no intercompany payable to the WOFEs for accrued service fees as of December 31, 2014 and September 30, 2015, whereas the technology consultancy service fees charged by the WOFEs to the PRC Domestic Entities were nil for the nine months ended September 30, 2014 and 2015.

As of September 30, 2015, except for the restricted cash of US$184,719 pledged to secure bank borrowings of the Company, there was no other pledge or collateralization of the assets of the PRC Domestic Entities and the PRC Domestic Entities’ subsidiaries.

Creditors of the PRC Domestic Entities and the PRC Domestic Entities’ subsidiaries have no recourse to the general credit of their respective primary beneficiary. The amounts of liabilities of the PRC Domestic Entities and the PRC Domestic Entities’ subsidiaries have been parenthetically presented on the consolidated balance sheets. The PRC Domestic Entities held certain registered copyrights, trademarks and registered domain names, including the official website www.fang.com, which are used for the Group’s business operations. All of these revenue-producing assets were internally developed, for which the Group did not incur significant development costs. There were no assets of the PRC Domestic Entities and the PRC Domestic Entities’ subsidiaries that can only be used to settle their own obligations. The WOFEs have not provided any financial support that they were not previously contractually required to provide to the PRC Domestic Entities and the PRC Domestic Entities’ subsidiaries during the years presented.

SOUFUN HOLDINGS LIMITED

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (continued)

(Amounts in thousands of United States Dollars (“US$”), except for number of shares and per share data)

1.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Use of Estimates

The preparation of the unaudited interim condensed consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosures of contingent assets and liabilities at the balance sheet dates and the reported amounts of revenues and expenses during the reporting periods. Significant estimates and assumptions reflected in the Group’s financial statements include, but are not limited to, revenue recognition, allowance for doubtful accounts, useful lives of property and equipment, realization of deferred tax assets, impairment of long-lived assets, commitment deposits, loans receivable and cost method investment, estimate of income taxes for interim periods, share-based compensation expense, fair value of the available-for-sale security, uncertain income tax positions and purchase price allocation. Changes in facts and circumstances may result in revised estimates. Actual results could materially differ from those estimates.

Principles of Consolidation

The unaudited interim condensed consolidated financial statements include the financial statements of the Company, its subsidiaries, the PRC Domestic Entities in which the Company, through its WOFEs, has a controlling financial interest, and the PRC Domestic Entities’ subsidiaries. The Company has determined that it has a controlling financial interest, even though it does not hold a majority of the voting equity interest in an entity, because the Company has the ability to control the PRC Domestic Entities through the WOFEs’ rights to all the residual benefits of the PRC Domestic Entities and the WOFEs’ obligation to fund losses of the PRC Domestic Entities, As a result, the PRC Domestic Entities are included in the unaudited interim condensed consolidated financial statements. All significant intercompany balances and transactions between the Company, its subsidiaries and the PRC Domestic Entities have been eliminated in consolidation.

SOUFUN HOLDINGS LIMITED

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (continued)

(Amounts in thousands of United States Dollars (“US$”), except for number of shares and per share data)

1.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Fair Value of Financial Instruments

Financial instruments of the Group primarily include cash and cash equivalents, restricted cash, accounts receivable, funds receivable, investments including cost method investment, fixed-rate time deposits and available-for-sale securities, loan receivable, short-term loans, long-term loans, balance with a related party and convertible senior notes (Note 20 and related derivative liabilities. As of December 31, 2014 and September 30, 2015, the carrying values of these financial instruments, other than the cost method investment, available-for-sale securities, long-term loans, convertible senior notes and related derivative liabilities, approximated their fair values due to the short-term maturity of these instruments. The available-for-sale securities were recorded at fair value based on quoted price in active markets as of December 31, 2014 and September 30, 2015. The carrying values of the long-term loans approximate their fair values, as the loans bear interest at rates determined based on the prevailing interest rates in the market. The convertible senior notes were recognized based on residual proceeds after allocation to the derivative liabilities at fair market value. The estimated fair value of the convertible senior notes based on a market approach was approximately US$480,840 as of September 30, 2015, and represents a Level 3 valuation in accordance with ASC 820, “Fair Value Measurements and Disclosures”. When determining the estimated fair value of the convertible senior notes, the Group used a commonly accepted valuation methodology and market-based risk measurements that are indirectly observable, such as credit risk. The fair value of the bifurcated derivative liabilities was insignificant for the nine months ended 2014 and 2015. The Group determined that it was not practicable to estimate the fair value of its cost method investment as of September 30, 2015 and measures the cost method investment at fair value on a nonrecurring basis only if an impairment charge were to be recognized.

The Group applies ASC 820 in measuring fair value. ASC 820 defines fair value, establishes a framework for measuring fair value and expands disclosures about fair value measurements.

ASC 820 establishes a three-tier fair value hierarchy, which prioritizes the inputs used in measuring fair value as follows:

Level 1 — Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets.

Level 2 — Include other inputs that are directly or indirectly observable in the marketplace.

Level 3 — Unobservable inputs which are supported by little or no market activity.

SOUFUN HOLDINGS LIMITED

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (continued)

(Amounts in thousands of United States Dollars (“US$”), except for number of shares and per share data)

1.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Fair Value of Financial Instruments (continued)

ASC 820 describes three main approaches to measuring the fair value of assets and liabilities: (1) market approach; (2) income approach and (3) cost approach. The market approach uses prices and other relevant information generated from market transactions involving identical or comparable assets or liabilities. The income approach uses valuation techniques to convert future amounts to a single present value amount. The measurement is based on the value indicated by current market expectations about those future amounts. The cost approach is based on the amount that would currently be required to replace an asset.

The Group measures its available-for-sale securities at fair value using quoted prices from the active markets.

Assets measured at fair value on a recurring basis as of December 31, 2014 and September 30, 2015 are summarized below:

Fair Value Measurement at December 31, 2014
	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Unobservable Inputs (Level 3)	Fair Value at December 31, 2014
	(Audited)	(Audited)	(Audited)	(Audited)
	US$	US$	US$	US$

Available-for-sale securities	59,035			59,035

Fair Value Measurement at September 30, 2015
	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Unobservable Inputs (Level 3)	Fair Value at September 30, 2015
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)
	US$	US$	US$	US$

Available-for-sale securities	50,420			50,420

SOUFUN HOLDINGS LIMITED

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (continued)

(Amounts in thousands of United States Dollars (“US$”), except for number of shares and per share data)

1.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Revenue Recognition

Revenues are derived from online marketing services, e-commerce services, listing services, financial service and other value-added services. Revenues for each type of service sales are recognized only when the following criteria are met: (a) persuasive evidence of an arrangement exists; (b) price is fixed or determinable; (c) delivery of services has occurred; and (d) collectability is reasonably assured.

Financial services are service provided by the Group though its online financial platform www.txdai.com and offline micro loan subsidiaries. The Group provides secured loans in the form of entrusted loans, mortgage loans and unsecured loans, primarily to home buyers, real estate developers and other borrowers that meet its credit assessment requirements. Revenues derived from loan interest income and annual service fees are recognized in other value-added services using the effective interest rate method.

Real estate online brokerage services included in e-commerce services for which the Group acts as an intermediary between sellers and buyers of secondary real properties, and services primarily include property listing, advisory services and transaction negotiation and documentation. In addition to property sales, the Group also assists property owners and potential renters with leasing transactions. Different from conventional real estate brokers in China, the Group does not maintain extensive physical sales offices and instead rely primarily on our websites and mobile apps to source customers. Revenues derived from commission fees are recognized upon the execution of a transaction agreement between customers for which the Group acts as the broker in accordance with ASC 605-20.

Online decoration services included in e-commerce services The Company launched online home-decorating services in the second quarter of 2015. Based on the customer’s budget and plan for decoration, the Company retains in-house interior designers and engages third-party contractors to perform remodeling, renovating, furnishing and other home improvement services. The Company generally charges the customers a fixed fee based on the square footage of the premises undergoing decoration. The Company source customers primarily through the websites and mobile apps. Revenues derived from decoration services where the Group designs and renovates the properties for its customers are recognized based on the percentage-of-completion method in accordance with ASC 605-35.

SOUFUN HOLDINGS LIMITED

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (continued)

(Amounts in thousands of United States Dollars (“US$”), except for number of shares and per share data)

1.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Recent Accounting Pronouncement

In May 2014, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) No. 2014-09 (“ASU 2014-09”), “Revenue from Contracts with Customers”. ASU 2014-09 supersedes the revenue recognition requirements in ASC 605, and requires entities to recognize revenue when it transfers promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled to in exchange for those goods or services. ASU 2014-09 is effective for annual reporting periods beginning after December 15, 2016, including interim periods within that reporting period. Early adoption is not permitted. The Company is currently in the process of evaluating the impact of the adoption of ASU 2014-09 on the consolidated financial statements.

In January 2015, the FASB issued ASU 2015-01, "Income Statement-Extraordinary and Unusual Items," which eliminates the concept of extraordinary and unusual items from U.S. GAAP. The new guidance is effective prospectively for the Company for the year end ending March 31, 2017 and interim reporting periods during the year ending March 31, 2017. Early adoption is permitted. The Group is currently evaluating the impact of the adoption of ASU 2015-03 on the consolidated financial statements.

In April 2015, the FASB issued ASU No. 2015-03 (“ASU 2015-03”), “Interest—Imputation of Interest”. ASU 2015-03 requires debt issuance costs related to a recognized debt liability to be presented in the balance sheet as a direct deduction from the debt liability rather than as an asset. ASU 2015-03 is effective for annual reporting periods beginning after December 15, 2015, including interim periods within that reporting period. Early adoption is permitted. The Group is currently evaluating the impact of the adoption of ASU 2015-03 on the consolidated financial statements.

In November 2015, the FASB issued ASU No. 2015-17 (“ASU 2015-17”), “Income Taxes (Topic 740)”. ASU 2015-17 requires that deferred income tax liabilities and assets be classified as noncurrent in a classified statement of financial position. ASU 2015-17 is effective for annual reporting periods beginning after December 15, 2016, including interim periods within that reporting period. Early adoption is permitted. The Group is currently evaluating the impact of the adoption of ASU 2015-17 on the consolidated financial statements.

SOUFUN HOLDINGS LIMITED

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (continued)

(Amounts in thousands of United States Dollars (“US$”), except for number of shares and per share data)

2.	INVESTMENTS

Short-term investments and long-term investments consisted of the following:

	As of
	December 31, 2014	September 30, 2015
	(Audited)	(Unaudited)
	US$	US$
Short-term investments
Fixed-rate time deposits	455,184	105,843

Long-term investments:
Available-for-sale securities:
-Color Life	24,091	21,679
-Hopefluent	34,944	28,741
	59,035	50,420
Cost method investment:
-Tospur Real Estate Consulting Co., Ltd. ("Tospur")	62,257	62,257
-Shenzhen World Union Properties Consultancy Co., Ltd. (“World Union”)	-	121,393
	62,257	183,650

	121,292	234,070

As of December 31, 2014 and September 30, 2015, the Group held fixed-rate time deposits in commercial banks and financial institutions with an original maturity of less than one year.

Interest income on the fixed-rate time deposits of US$21,319 and US$6,425 was recognized for the nine months ended September 30, 2014 and 2015, respectively.

On June 27, 2014, the Group acquired 27,551,733 shares of Color Life, a Hong Kong listed company, at a consideration of US$13,583. The investment constituted a 2.76% ownership in Color Life and was classified as an available-for-sale security. As of December 31, 2014, the market price of Color Life was US$24,091 and the unrealized gain of US$10,508 was recorded in other comprehensive income. As of September 30, 2015, the market price of Color Life was US$21,679 and the unrealized loss of US$2,412 was recorded in other comprehensive income for the nine months ended September 30, 2015.

SOUFUN HOLDINGS LIMITED

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (continued)

(Amounts in thousands of United States Dollars (“US$”), except for number of shares and per share data)

2.	INVESTMENTS (continued)

In November 2014, the Group acquired an aggregate of 111,935,037 shares of Hopefluent, a Hong Kong listed company, at a total consideration of US$43,361. The investment constituted a 17.26% ownership in Hopefluent and was classified as an available-for-sale security. The treatment of a decline in the fair value of the security is based on whether the decline is other-than-temporary. The Company assesses its available-for-sale securities for other-than-temporary impairment by considering factors including but not limited to, its ability and intent to hold the individual security, severity of impairment, expected duration of the impairment and current market condition and operating performance. During the year ended December 31, 2014, the market price of Hopefluent declined significantly. As a result, an other-than-temporary impairment loss of US$8,417 was recognized for the year ended December 31, 2014 and the new cost base of the available-for-sale security was US$34,944 as of December 31, 2014. During the nine months ended September 30, 2015, the market price of Hopefluent further declined but started to recover in August 2015. Based on the results of evaluation, management concluded that as of September 30, 2015, the unrealized loss related to the equity securities of Hopefluent is temporary. As of September 30, 2015, the market price of Hopefluent was US$28,741 and the unrealized loss of US$6,203 was recorded in other comprehensive income.

On December 10, 2014, the Group acquired 16% of the share capital of Tospur, a non-listed company, at a consideration of US$62,257. The investment in Tospur was classified as a cost method investment, as the Group does not have significant influence over Tospur. No impairment on the investment in Tospur was recognized for the nine months ended September 30, 2015.

On May 29, 2015, the Group acquired an aggregate of 145,376,744 shares of World Union, a listed company on the Shenzhen Stock Exchange, at a total consideration of US$121,393. The investment constituted a 10.06% ownership in World Union. The investment in World Union was classified as a cost method investment, as the stocks purchased by the Group are restricted for sale due to a 36 months lock-up period. No impairment on the investment in World Union was recognized for the nine months ended September 30, 2015.

SOUFUN HOLDINGS LIMITED

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (continued)

(Amounts in thousands of United States Dollars (“US$”), except for number of shares and per share data)

2.	INVESTMENTS (continued)

The following is a summary of the available-for-sale securities

	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value (Net Carrying Amount)
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)
	US$	US$	US$	US$

September 30, 2015
-Color Life	13,583	8,096	-	21,679
-Hopefluent	34,944	-	(6,203)	28,741

	48,527	8,096	(6,203)	50,420

	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value (Net Carrying Amount)
	(Audited)	(Audited)	(Audited)	(Audited)
	US$	US$	US$	US$

December 31, 2014
-Color Life	13,583	10,508	-	24,091
-Hopefluent	34,944	-	-	34,944

	48,527	10,508	-	59,035

SOUFUN HOLDINGS LIMITED

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (continued)

(Amounts in thousands of United States Dollars (“US$”), except for number of shares and per share data)

3.	ACCOUNTS RECEIVABLE

Accounts receivable and the related allowance for doubtful accounts are summarized as follows:

	As of
	December 31, 2014	September 30, 2015
	(Audited)	(Unaudited)
	US$	US$

Accounts receivable	71,088	149,470
Allowance for doubtful accounts	(21,397)	(28,671)

Accounts receivable, net	49,691	120,799

	For the Nine Months Ended September 30,
	2014	2015
	(Unaudited)	(Unaudited)
	US$	US$

Movement in allowance for doubtful accounts:
Balance at beginning of period	15,018	21,397
Additional provision charged to expenses	15,985	14,749
Write-offs	(4,494)	(6,458)
Foreign currency translation adjustments	(145)	(1,017)

Balance at end of period	26,364	28,671

SOUFUN HOLDINGS LIMITED

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (continued)

(Amounts in thousands of United States Dollars (“US$”), except for number of shares and per share data)

4.	PREPAYMENTS AND OTHER CURRENT ASSETS

Prepayments and other current assets consist of the following:

	As of
	December 31, 2014	September 30, 2015
	(Audited)	(Unaudited)
	US$	US$

Prepaid expenses	4,800	18,897
Advance to employees	1,121	1,562
Rental and other deposits	858	5,264
Interest receivable	20,722	16,652
Receivable from a broker for exercise of employee stock options	667	237
Others	1,993	3,970

	30,161	46,582

5.	PREPAYMENT FOR BUSINESS ACQUISITION

On December 22, 2014, the Group entered into an agreement to acquire a 60% equity interest in Beijing Run Ze Microfinance Limited (“Run Ze”), an operator of a micro loan business, for a cash consideration of US$9,806. As of December 31, 2014, the Group paid an interest-free deposit of US$9,806. The Company reached an agreement with Run Ze to cancel the equity transfer transaction on November 2, 2015. The full amount of the deposit was received by the Company on November 8, 2015.

6.	PROPERTY AND EQUIPMENT, NET

Property and equipment consist of the following:

	As of
	December 31, 2014	September 30, 2015
	(Audited)	(Unaudited)
	US$	US$

Buildings	183,754	178,682
Office equipment	20,175	33,081
Motor vehicles	3,305	3,190
Leasehold improvement	7,005	10,154
Land	37,421	37,421
Total	251,660	262,528
Less: Accumulated depreciation	(34,555)	(42,305)
	217,105	220,223

SOUFUN HOLDINGS LIMITED

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (continued)

(Amounts in thousands of United States Dollars (“US$”), except for number of shares and per share data)

6.	PROPERTY AND EQUIPMENT, NET (continued)

Depreciation expenses amounted to US$8,559 and US$10,242 for the nine months ended September 30, 2014 and 2015, respectively.

The Group is still in the process of obtaining the property ownership certificates for certain buildings with a net carrying amount of US$12,514. As the transfer of ownership of the buildings has been legally registered with the applicable government authority and the purchase consideration has been fully paid by the Group, the Group has the ability to obtain and control the future economic benefits of the buildings. As a result, these buildings were recognized as assets in the consolidated balance sheets as of December 31, 2014 and September 30, 2015.

7.	LOANS RECEIVABLE

Commencing in August 2014, The Group introduced its financial services and launched its financial platform www.txdai.com. The Group provides secured loans in the form of entrusted loans, mortgage loans and unsecured loans, primarily to home buyers, real estate developers and other borrowers that meet its credit assessment requirements. The loans to home buyers and other borrowers are primarily originated through the Group’s online financial service channel on its website. The Group also promotes financing services to customers to provide the increased convenience of one-stop real estate brokerage services. The Group charges borrowers interest and service fees. Most of the loans to home buyers are unsecured as they generally also borrow mortgage loans from commercial banks. The loans to real estate developers are generally secured loans. To comply with restrictions on non-financial institutions’ ability to provide loans to corporate borrowers under PRC law, the Group generally provides loans to real estate developers using an “entrusted loan” structure. Under entrusted loan arrangements with commercial banks, the Group provides loans to borrowers with funds released by the commercial banks from the Group’s trust accounts at such banks. Commercial banks collect interest and principal payments from the borrowers on the Group’s behalf and receive service fees. The Group, as opposed to the commercial banks, bears the credit risk of the entrusted loans.

Loans receivable consisted of the following:

SOUFUN HOLDINGS LIMITED

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (continued)

(Amounts in thousands of United States Dollars (“US$”), except for number of shares and per share data)

7.	LOANS RECEIVABLE (continued)

	As of
	December 31, 2014	September 30, 2015
	(Audited)	(Unaudited)
	US$	US$

Current
Secured
-Entrusted loans	17,413	16,108
-Mortgage loans	11,943	19,765
	29,356	35,873
Unsecured loans	50,285	212,672
Less: Allowances for doubtful debts	-	(4,252)

	79,641	244,293

Non-current
Secured
-Mortgage loans	41	1,583
	41	1,583
Unsecured loans	1,968	40,265
Less: Allowances for doubtful debts	-	(878)

	2,009	40,970

	For the Nine Months Ended September 30,
	2014	2015
	(Unaudited)	(Unaudited)
	US$	US$

Movement in allowance for doubtful accounts:
Balance at beginning of period	-	-
Additional provision charged to expenses	-	5,130
Direct write-downs charged against the allowance

Foreign currency translation adjustments	-	-

Balance at end of period	-	5,130

As of September 30, 2015, the loan period of entrusted loans ranged from three to twelve months and had interest rate of 18%. The entrusted loans were secured by collateral that had a market value ranging from 106% to 124% of the entrusted loans as of September 30, 2015.

SOUFUN HOLDINGS LIMITED

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (continued)

(Amounts in thousands of United States Dollars (“US$”), except for number of shares and per share data)

7.	LOANS RECEIVABLE (continued)

As of December 31, 2014, the loan period of entrusted loans ranged from six to twelve months and had interest rates ranging from 12% to 20%. The entrusted loans were secured by collateral that had a market value ranging from 103% to 174% of the entrusted loans as of December 31, 2014.

As of September 30, 2015, the loan period of mortgage loans ranged from one to thirty-six months and had interest rates ranging from 6 to 10.8%. The mortgage loans were secured by collateral that had a market value ranging from 135% to 2500% of the mortgage loans as of September 30, 2015.

As of December 31, 2014, the loan period of mortgage loans ranged from one to eighteen months and had interest rates ranging from 6 to 9.6%. The mortgage loans were secured by collateral that had a market value ranging from 146% to 1103% of the mortgage loans as of December 31, 2014.

As of September 30, 2015, the loan period of credit loans ranged from one to thirty-six months and had interest rates ranging from 4% to 24%.

As of December 31, 2014, the loan period of credit loans ranged from one to thirty-six months and had interest rates ranging from 4% to 12%.

In accordance with Shanghai Financial Office’s requirement, a micro loan company in the Shanghai province in the PRC shall accrue a general provision for loan losses at 2.5% of the total loans balance. For the nine months ended September 30, 2015, a general provision of US$5,130 was recognized.

The Group also assesses each individual loan receivable for impairment. As part of its impairment assessment, management considers the timeliness of collections to date, changes in the value of collateral provided by the borrowers and expected default rates. As of September 30, 2015, none of the loans receivable with material balance was in default and no impairment loss was recognized.

SOUFUN HOLDINGS LIMITED

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (continued)

(Amounts in thousands of United States Dollars (“US$”), except for number of shares and per share data)

7.	LOANS RECEIVABLE (continued)

The Group entered into arrangements from time to time with third-party investors under which the Group sold its economic benefits in certain mortgage and unsecured loans receivable in exchange for cash on the website. The investors generally will receive interest at interest rates equal to those charged by the group. The Group continues to provide (i) limited administrative services in the form of collection and payment services to the borrowers and investors and (ii) a guarantee to the investors in the event of default by the borrowers. The nature of these continuing involvements does not constitute control over the transferred mortgage and unsecured loans receivable. As of September 30, 2015, US$31,502 in loans receivable were derecognized in accordance with ASC 860. No gains or losses were recorded on the sales of mortgage and unsecured loans receivable, as the cash proceeds received equaled to the outstanding principal amounts. In accordance with ASC 460, “Guarantees”, the Group determined that the fair value of the guarantee provided on the transferred mortgage and unsecured loans receivable was insignificant as of September 30, 2015. The amount of loan principle as of September 30, 2015 is US$31,502 which represents the maximum potential payments under the guarantee.

Commencing in July 2015, the Group acts as an information intermediary to provide service to match the borrowers with investors through Tianxiadai platform and execute loan transactions. Service fee will be charged for its service provided to the borrowers and the Group does not use its own capital to invest in loans facilitated through its marketplace. The Group from time to time provides investor protection service to investors under which if the loan is default, the Group repay the principal. The Group assessed the risk of default is remote and did not provide any provision related to such guarantee. The amount of loan principle as at September 30, 2015 is US$28,768 which represents the maximum potential payments under the guarantee.

SOUFUN HOLDINGS LIMITED

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (continued)

(Amounts in thousands of United States Dollars (“US$”), except for number of shares and per share data)

8.	DEPOSIT FOR NON-CURRENT ASSETS

Deposit for non-current assets consisted of the following:

	As of
	December 31, 2014	September 30, 2015
	(Audited)	(Unaudited)
	US$	US$
Buildings	85,722	98,158
Land use rights	793	-
Leasehold improvement and other fixed assets	-	4,490
	86,515	102,648

Deposit for buildings represented an interest free non-refundable deposit for the purchases of following: (i) 46,628 square meters of an office building and 373 parking spots in Chengdu, Sichuan province in the PRC for US$82,458; (ii) two floors of an office building in Changzhou, Jiangsu province in the PRC for US$1,432; and (iii) two floors of an office building in Chongqing in the PRC for US$14,268.

SOUFUN HOLDINGS LIMITED

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (continued)

(Amounts in thousands of United States Dollars (“US$”), except for number of shares and per share data)

9.	OTHER NON-CURRENT ASSETS

Other non-current assets consist of the following:

	As of,
	December 31, 2014	September 30, 2015
	(Audited)	(Unaudited)
	US$	US$

Rental and other deposits	2,261	6,249
Unamortized issuance cost	6,434	4,027
Interest receivable	7,861	-

	16,556	10,276

10.	SHORT-TERM AND LONG-TERM LOANS

Short-term and long-term loans consist of the following:

	As of
	December 31, 2014	September 30, 2015
	(Audited)	(Unaudited)
	US$	US$

Short-term loans	80,750	172,750
Long-term loans	100,000	-

Short-term loans outstanding as of December 31, 2014 and September 30, 2015 represent US$ denominated bank borrowings of US$80,750 and US$172,750 obtained from financial institutions in New York. These bank borrowings are secured by RMB denominated bank deposits of US$85,000 and US$199,099 placed with financial institutions in the PRC. These pledged deposits are classified as restricted cash on the unaudited interim condensed consolidated balance sheets. The short-term bank borrowings are repayable on demand and bear interest rates ranging from LIBOR plus 0.9% to LIBOR plus 2.6% During the nine months ended September 30, 2015, the loans outstanding as of December 31, 2014 amounting to US$80,750 were fully repaid and the related pledged deposits amounting to US$85,000 were released by the respective financial institutions. Moreover, US$72,750 of short-term loans was obtained from Shinhan bank, New York Branch and these bank borrowings were secured by RMB denominated bank deposits of US$90,500 as of September 30, 2015, placed with financial institutions in the PRC.

SOUFUN HOLDINGS LIMITED

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (continued)

(Amounts in thousands of United States Dollars (“US$”), except for number of shares and per share data)

10.	SHORT-TERM AND LONG-TERM LOANS(Continued)

Long-term loans outstanding as of December 31, 2014 represent two US$ denominated bank borrowings with an aggregate amount of US$100,000, obtained from financial institutions in the United States. These bank borrowings are secured by RMB denominated bank deposits of US$108,599 as of December 31, 2014, placed with financial institutions in the PRC. These pledged deposits are classified as restricted cash on the unaudited interim condensed consolidated balance sheets. The long-term bank borrowings are repayable on demand if the Company is not in compliance with certain covenants and provisions stipulated in the loan agreements and bear interest rates at LIBOR plus 1.0%. Long-term loans of US$100,000 as of December 31, 2014 was reclassified as short-term loans as of September 30, 2015, as the maturity period was within one year.

The Group had undrawn lines of credit with various financial institutions of US$59,999 and nil as of December 31, 2014 and September 30, 2015, respectively.

11.	ACCRUED EXPENSES AND OTHER LIABILITIES

Accrued expenses and other liabilities consist of the following:

	As of
	December 31, 2014	September 30, 2015
	(Audited)	(Unaudited)
	US$	US$

Payroll and welfare benefit	22,404	27,533
Other tax and surcharge payable	45,705	47,052
Accrued unrecognized tax benefits and related interest and penalties	75,483	112,652
Amounts payable to employees	2,391	1,051
Amounts payable to sales and marketing agents	61,463	78,374
Refundable rental deposits	1,221	3,628
Accrued rental expenses	759	969
Amounts due to foremen and suppliers of decoration services	-	15,482
Amounts due to Tianxiajin investors	-	9,884
Down payments collected on behalf of secondary home sellers	-	6,027
Others	12,475	15,466

	221,901	318,118

Other taxes and surcharges payable consists of BT, VAT, cultural construction fees ("CCF"), city construction tax ("CCT") and withholding individual income taxes ("IIT").

SOUFUN HOLDINGS LIMITED

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (continued)

(Amounts in thousands of United States Dollars (“US$”), except for number of shares and per share data)

11.	ACCRUED EXPENSES AND OTHER LIABILITIES(Continued)

Amounts payable to employees represent cash collections from the designated broker upon the sale of exercised employee options on behalf of the employees.

The amounts due to foremen and suppliers of decoration services consist of service fees to the foremen and decoration materials cost to suppliers. Commencing in 2015, the Company began providing online decoration services through its decoration services channel.

Down payments collected on behalf of secondary home sellers represent the down payment received from secondary home buyers and the Company should transfer the down payments to secondary home sellers when the transaction negotiation and documentation are completed. Commencing in January 2015, the Company began to provide real estate brokerage services and acts as an intermediary between sellers and buyers of secondary properties.

Refundable rental deposits were liabilities assumed from the acquisition of a property, consisting of offices, retail space and a hotel, from China BaoAn Group Co., Ltd, representing rental deposits received from the lessees of the BaoAn properties at the time of entering into the lease arrangements for offices and retail space.. The rental deposits are refundable at the end of lease terms.

12.	DIVIDEND PAYABLE

On August 7, 2014 and February 10, 2015, the Company’s board of directors declared the distribution of dividends to the Company’s ordinary shareholders in the amount of US$82,380 and US$82,751, respectively. As of December 31, 2014 and September 30, 2015, no dividends declared remained unpaid.

13.	RESTRICTED NET ASSETS

The Company’s ability to pay dividends is primarily dependent on the Company receiving distributions of funds from its subsidiaries. Relevant PRC statutory laws and regulations permit payments of dividends by the Company’s PRC subsidiaries only out of their retained earnings, if any, as determined in accordance with PRC accounting standards and regulations. The results of operations reflected in the financial statements prepared in accordance with U.S. GAAP differ from those reflected in the statutory financial statements of the Company’s subsidiaries.

As PRC laws and regulations require PRC entities to allocate at least 10% of its annual after-tax income to the general reserve prior to payment of dividends, the Company’s PRC subsidiaries are restricted in their ability to transfer a portion of their net assets to the Company. Amounts restricted include paid-in capital, statutory reserve funds and net assets of the Company’s PRC subsidiaries, as determined pursuant to PRC generally accepted accounting principles, totaling US$1,004,088 as of September 30, 2015.

SOUFUN HOLDINGS LIMITED

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (continued)

(Amounts in thousands of United States Dollars (“US$”), except for number of shares and per share data)

14.	TAXATION

Effective tax rates

For the nine months ended September 30, 2014 and 2015, the Group recognized income tax expenses and income tax benefit of US$58,043 and US$13,436, respectively. The income tax benefit for the nine months ended September 30, 2015 was primarily due to the reversal of withholding tax arising from the undistributed earnings. The effective tax rates are subject to change in subsequent quarter as the estimates of pretax income or loss for the year increase or decrease and certain subsidiaries of the Company may or may not continue to qualify for certain preferential tax rates.

As of December 31, 2014 and September 30, 2015, the Group recorded US$75,483 and US$112,652 as an accrual for unrecognized tax benefits and related interest and penalties, respectively. The final outcome of the tax uncertainty is dependent upon various matters including tax examinations, interpretation of tax laws or expiration of statute of limitation. However, due to the uncertainties associated with the status of examinations, including the protocols of finalizing audits by the relevant tax authorities, there is a high degree of uncertainty regarding the future cash outflows associated with these tax uncertainties. As of September 30, 2015, the Group classified the US$112,652 accrual as a current liability. The amount of unrecognized tax benefits may change in the next twelve months, pending clarification of current tax law or audit by the tax authorities. However, a reliable estimate of the range of the possible change cannot be made at this time.

For the nine months ended September 30, 2014 and 2015, the Group recognized US$3,968 and US$7,406, respectively, in income tax expenses for the interest related to uncertain tax positions, and US$11,867 and US$6,671, respectively, in income tax expenses for the penalties related to uncertain tax positions. The Group does not expect that the amount of unrecognized tax benefits will increase significantly within the next 12 months. Dividends paid by the PRC subsidiaries of the Group out of the profits earned after December 31, 2007 to non-PRC tax resident investors are subject to PRC withholding tax. As of December 31, 2014 and September 30, 2015, a portion of the aggregate undistributed earnings of the PRC subsidiaries that are available for distribution to non-PRC parent companies were not considered to be indefinitely reinvested under ASC 740-30, “Income Taxes: Other Considerations or Special Areas”. In accordance with the enterprise income tax law (“EIT Law”), a withholding income tax will be imposed on the PRC subsidiaries when dividends are distributed to their non-PRC parent companies. The withholding tax rate is 10% unless a foreign investor’s tax jurisdiction has a tax treaty with the PRC that provides for a lower withholding tax rate and the foreign investor is recognized as the beneficial owner of the income under the relevant tax rules. Deferred tax liabilities amounting to US$59,294 and US$28,716 were provided for the outside basis of the PRC entities as of December 31, 2014 and September 30, 2015, respectively.

SOUFUN HOLDINGS LIMITED

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (continued)

(Amounts in thousands of United States Dollars (“US$”), except for number of shares and per share data)

14.	TAXATION (continued)

Effective tax rates (continued)

The deferred tax liabilities arising from the aggregate undistributed earnings of the PRC Domestic Entities and the PRC Domestic Entities’ subsidiaries that are available for distribution to the PRC tax resident parent companies, that is, the WOFEs, amounted to US$35,905 and US$34,626 as of December 31, 2014 and September 30, 2015, respectively.

As of December 31, 2014 and September 30, 2015, the Company did not provide for deferred tax liabilities and foreign withholding taxes on certain undistributed earnings of its PRC subsidiaries, PRC Domestic Entities and PRC Domestic Entities’ subsidiaries that are available for distribution to non-PRC parent companies on the basis of its intent to permanently reinvest foreign subsidiaries’ earnings. The cumulative amount of such temporary difference was US$100,824 and US$547,036 as of December 31, 2014 and September 30, 2015, respectively.

The amount of the unrecognized deferred tax liability for temporary differences related to investments in PRC subsidiaries, PRC Domestic Entities and PRC Domestic Entities’ subsidiaries that are essentially permanent in duration was US$10,082 and US$54,704 as of December 31, 2014 and September 30, 2015, respectively.

15.	SHARE-BASED PAYMENTS

A summary of the equity award activity under the Company’s stock related award incentive plans of 1999 and 2010 (the “Plans”) for the nine months ended September 30, 2015 is stated below:

Options Granted to Employees	Number of Shares*	Weighted- Average per Share Exercise Price		Weighted- Average Grant-date Fair Value per Share		Weighted Average Remaining Contractual Term (Years)	Aggregated Intrinsic Value

Outstanding, December 31, 2014	6,816,422	US$	8.66	US$	3.64	5.96	US$	192,859

Granted	2,263,092	US$	29.98	US$	6.13
Forfeited	(225,196)	US$	21.25	US$	5.08
Expired	(5,200)	US$	12.05	US$	4.58
Exercised	(287,463)	US$	11.21	US$	4.67
Outstanding, September 30, 2015	8,516,655	US$	13.87	US$	4.23	6.26	US$	163,750
Vested and expected to vest at September 30, 2015	8,516,655	US$	13.87	US$	4.23	6.26	US$	163,750
Exercisable at September 30, 2015	5,942,619	US$	8.13	US$	3.54	5.03	US$	147,822

*	Included both class A and class B ordinary shares.

The aggregate intrinsic value in the table above represents the difference between the fair value of Company’s ordinary share as at September 30, 2015 and the exercise price.

SOUFUN HOLDINGS LIMITED

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (continued)

(Amounts in thousands of United States Dollars (“US$”), except for number of shares and per share data)

15.	SHARE-BASED PAYMENTS (continued)

As of September 30, 2015, there are US$12,155 of unrecognized share-based compensation expenses related to equity awards that are expected to be recognized over a weighted-average vesting period of 3.23 years. To the extent the actual forfeiture rate is different from the original estimate, actual share-based compensation expenses related to these awards may be different from expectation.

On March 31, 2015, the Group granted options to employees to acquire a total of 2,218,092 Class A ordinary shares at an exercise price of US$30.0 per share (or a total of 11,090,460 ADSs at an exercise price of US$6.0 per ADS) under the 2010 Plan. The options are subject to a four year service vesting condition and have a contractual life of ten years. 50% of the options are also subject to certain performance conditions.

On August 28, 2015, the Group granted options to two employees to acquire a total of 45,000 Class A ordinary shares at an exercise price of US$29.0 per share (or a total of 225,000 ADSs at an exercise price of US$5.8 per ADS) under the 2010 Plan. The options are subject to a four year service vesting condition and have a contractual life of ten years.

Total share-based compensation expense of share-based awards granted to employees and directors is as follows:

	For the Nine Months Ended September 30,
	2014	2015
	(Unaudited)	(Unaudited)
	US$	US$

Cost of revenues	721	390
Selling expenses	1,027	438
General and administrative expenses	2,751	2,322

	4,499	3,150

SOUFUN HOLDINGS LIMITED

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (continued)

(Amounts in thousands of United States Dollars (“US$”), except for number of shares and per share data)

16.	RELATED PARTY TRANSACTIONS

a)	Related Parties

Name of Related Parties	Relationship with the Group

Vincent Tianquan Mo	Executive chairman of the board of directors and chief executive officer

Richard Jiangong Dai	Director of the board and former chief executive officer

Wall Street Global Training Center, Inc.	A company under the control of Vincent Tianquan Mo and two other independent directors

Beihai Silver Beach 1 Hotel and Property Management Company, Ltd.(“Beihai Silver Beach”)	A company under the control of Vincent Tianquan Mo

Guangxi Wharton International Hotel (“Guangxi Wharton”)	A company under the control of Vincent Tianquan Mo

Research Center on Natural Conservation (“Research Center”)	A company under the control of Vincent Tianquan Mo

Crowne Plaza San Francisco-International Airport (“Crowne Plaza”)	A company under the control of Vincent Tianquan Mo

Upsky Long Island Hotel LLC (“Upsky Long Island”)	A company under the control of Vincent Tianquan Mo

SOUFUN HOLDINGS LIMITED

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (continued)

(Amounts in thousands of United States Dollars (“US$”), except for number of shares and per share data)

16.	RELATED PARTY TRANSACTIONS (continued)

b)	The Group had the following related party transactions for the nine months ended September 30, 2014 and 2015:

	For the nine Months Ended September 30,
	2014	2015
	(Unaudited)	(Unaudited)
	US$	US$

Management fee incurred:
- Beihai Silver Beach	553	297
Office building leased from:
- Tianquan Vincent Mo	131	131
Hotel service fee incurred:
- Crowne Plaza	7	-
- Upsky Long Island	3	35

Free rental space to Wall Street Global Training Center, Inc.

Starting from 2011, the Company provided Wall Street Global Training Center, Inc. with office space of approximately 220 square feet in the Company’s building located in New York City, free of charge. The estimated fair value of the free office space was insignificant for the nine months ended September 30, 2014 and 2015.

Management service provided by Beihai Silver Beach

On April 1, 2013, the Company and Beihai Silver Beach entered into a contract, pursuant to which Beihai Silver Beach was engaged to manage the hotel and office leasing operations owned by the BaoAn Entities for ten years. The management fees incurred for the nine months ended September 30, 2014 and 2015 were US$553 andUS$297, respectively.

Office building leased from Tianquan Vincent Mo

The Group entered into an agreement with Tianquan Vincent Mo, the executive chairman of the board of directors, to lease a building owned by him for a 10-year period for nil consideration starting from March 1, 2012. The deemed rental expense of US$131 and the corresponding shareholder contribution were included in the unaudited interim condensed consolidated financial statements for the nine months ended September 30, 2014 and 2015.

SOUFUN HOLDINGS LIMITED

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (continued)

(Amounts in thousands of United States Dollars (“US$”), except for number of shares and per share data)

16.	RELATED PARTY TRANSACTIONS (continued)

Hotel service fee

For the nine months ended September 30, 2015, Crowne Plaza and Upsky Long Island provided hotel accommodation to the Company were nil and US35, respectively.

Use of domain name of Che Tian Xia Company Ltd.

In April 2013, the Company entered into a contract with Che Tian Xia Company Ltd. to use the latter’s domain name for five years at nil consideration.

c)	The Group had the following related party balances as of December 31, 2014 and September 30, 2015:

As of
	December 31, 2014	September 30, 2015
	(Audited)	(Unaudited)
	US$	US$

Amount due (to) from a related party:
- Beihai Silver Beach	(660)	365

The balance as of September 30, 2015 represented the prepaid management fees which are unsecured and interest-free. The balance as of December 31, 2014 represented outstanding management fees which are unsecured and interest-free.

SOUFUN HOLDINGS LIMITED

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (continued)

(Amounts in thousands of United States Dollars (“US$”), except for number of shares and per share data)

17.	COMMITMENTS AND CONTINGENCIES

Operating lease commitments

As of September 30, 2015, the Group had future minimum lease payments under non-cancellable operating leases with initial terms in excess of one year as follows:

US$
Less than 1 year	81,521
1-2 years	46,954
2-3 years	22,599
3-4 years	5,296
More than 4 years	4,440

160,810

Payments under operating leases are expensed on a straight-line basis over the periods of the respective leases. The Group’s lease arrangements have no renewal options, rent escalation clauses, restrictions or contingent rents and are all conducted with third parties.

Income Taxes

As of September 30, 2015, the Group has a US$112,652 accrual for unrecognized tax benefits (Note 12). The final outcome of the tax uncertainty is dependent upon tax examinations, interpretation of tax laws and/or expiration of statute of limitation. However, due to the uncertainties associated with the status of examinations, including the protocols of finalizing audits by the relevant tax authorities, there is a high degree of uncertainty regarding the future cash outflows associated with these tax uncertainties. As of September 30, 2015, the Group classified the accrual for unrecognized tax benefits as a current liability.

SOUFUN HOLDINGS LIMITED

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (continued)

(Amounts in thousands of United States Dollars (“US$”), except for number of shares and per share data)

17.	COMMITMENTS AND CONTINGENCIES (continued)

Variable interest entity structure

In the opinion of management, (i) the ownership structure of the Company and the PRC Domestic Entities is in compliance with existing PRC laws and regulations; (ii) the contractual arrangements with the PRC Domestic Entities and their shareholders are valid and binding, and will not result in any violation of PRC laws or regulations currently in effect; and (iii) the Group’s business operations are in compliance with existing PRC laws and regulations in all material respects.

However, there are substantial uncertainties regarding the interpretation and application of current and future PRC laws and regulations. Accordingly, the Company cannot assure its shareholders that PRC regulatory authorities will not ultimately take a contrary view to its opinion. If the current ownership structure of the Group and its contractual arrangements with the PRC Domestic Entities are found to be in violation of any existing or future PRC laws and regulations, the Group may be required to restructure its ownership structure and operations in the PRC to comply with the changing and new PRC laws and regulations. In the opinion of management, the likelihood of loss in respect of the Group’s current ownership structure or the contractual arrangements with the PRC Domestic Entities is remote based on current facts and circumstances.

SOUFUN HOLDINGS LIMITED

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (continued)

(Amounts in thousands of United States Dollars (“US$”), except for number of shares and per share data)

18.	EARNINGS PER SHARE

Basic and diluted earnings per share for the periods presented are calculated as follows:

	For the Nine Months Ended September 30,
	2014		2015
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)
	US$	US$	US$	US$
	Class A	Class B	Class A	Class B
Earnings per share – basic:
Numerator:
Allocation of net income attributable to ordinary shareholders used in calculating income per ordinary share—basic	178,214	75,003	16,731	6,948
Denominator:
Weighted average number of ordinary shares outstanding used in calculating basic earnings per share	57,826,485	24,336,650	58,600,534	24,336,650
Denominator used for earnings per share	57,826,485	24,336,650	58,600,534	24,336,650
Earnings per share – basic	3.08	3.08	0.29	0.29

Earnings per share – diluted:
Numerator:
Allocation of net income attributable to ordinary shareholders used in calculating income per ordinary share—diluted	177,993	75, 224	16,649	7,030
Dilutive effect of interest expense of Convertible bonds	11,032	-	-	-
Reallocation of net income attributable to ordinary shareholders as a result of conversion of Class B to Class A shares	75,224	-	7,030
Net income attributable to ordinary shareholders	264,249	75,224	23,679	7,030
Denominator:
Weighted average number of ordinary shares outstanding used in calculating basic earnings per share	57,826,485	24,336,650	58,600,534	24,336,650
Conversion of Class B to Class A ordinary shares	24,336,650	-	24,336,650	-
Employee stock options	6,106,284	1,912,500	5,478,715	1,912,500
Convertible bonds	3,939,200	-	71,824	-
Denominator used for earnings per share	92,208,619	26,249,150	88,487,723	26,249,150
Earnings per share –diluted	2.87	2.87	0.27	0.27

The effects of convertible bonds with an aggregate principal amount of nil and US$400,000 (Note 20) were excluded from the calculation of diluted earnings per share as their effect would have been anti-dilutive during the nine months ended September 30, 2014 and 2015, respectively.

SOUFUN HOLDINGS LIMITED

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (continued)

(Amounts in thousands of United States Dollars (“US$”), except for number of shares and per share data)

19.	SEGMENT REPORTING

In accordance with ASC 280, “Segment Reporting”, the Group’s chief operating decision maker has been identified as the chief executive officer, who makes resource allocation decisions and assesses performance based on the Company’s consolidated results. As a result, the Company has only one reportable segment.

Entity-wide disclosures

The Group’s revenues by its four product groups, including the new home product group, secondary and rental properties product group, home furnishing and improvement product group, and research product group were summarized as follows:

	For the Nine months Ended September 30,
	2014	2015
	US$	US$

Marketing services:
New home	176,105	142,606
Home furnishing and improvement	24,955	23,213
Secondary and rental properties	1,197	1,008

Total marketing service revenues	202,257	166,827

E-commerce services:
New home	145,415	231,172
Secondary and rental properties	128	43,010
Home furnishing and improvement	57	26,692
Research		75

Total E-commerce service revenues	145,600	300,949

Listing services:
Secondary and rental properties	104,210	68,132
Research	14,019	16,351
Other product groups	2,268	1,178

Total listing service revenues	120,497	85,661

Geographic disclosures

As the Group generates substantially all of its revenues from customers domiciled in the PRC, no geographical segments are presented. All of the Group’s long-lived assets are located in the PRC except for building and land with net book value of US$54,432 and US$52,974 as of December 31, 2014 and as of September 30, 2015, respectively, which are located in the United States of America.

SOUFUN HOLDINGS LIMITED

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (continued)

(Amounts in thousands of United States Dollars (“US$”), except for number of shares and per share data)

20.	CONVERTIBLE SENIOR NOTES

Issuance of convertible senior notes in 2013

On December 4, 2013, the Company issued convertible senior notes to Citigroup Global Markets Inc., J.P. Morgan Securities LLC and Credit Suisse Securities (USA) LLC (collectively, the “Initial Purchasers”), for an aggregate principal amount of US$350,000. Additionally, the Company granted the Initial Purchasers an overallotment option to purchase, exercisable within a 30-day period, up to an additional US$50,000 principal amount of convertible senior notes (the “Overallotment Option”) (collectively “the Notes One”). The overallotment option was exercised and closed on January 3, 2014.

The total net proceeds of the Note One, after deducting offering expenses, were US$390,455.

Issuance of convertible senior notes in 2015

On September 24, 2015, the Company issued 3,418,803 Class A ordinary shares to Safari Group Holdings Limited at a consideration of US$100,000 and US$100,000 convertible notes (the “Notes Two”, together with the Notes One, collectively referred to as “the Notes”) to Safari Group CB Holdings Limited at an annual interest rate of 1.50% due September 24, 2022. Safari Group Holdings Limited and Safari Group CB Holdings Limited are both beneficially owned by Carlyle Group (“Carlyle”) at 72% and Ateefa Limited, a company owned by Vincent Tianquan Mo, at 28%. A representative of Carlyle will hold a seat on the Company’s board of directors so long as Carlyle continues to beneficially own at least 1% of the Company’s total outstanding share capital calculated on a fully-diluted basis.

The total proceeds of the Class A ordinary shares and the Notes Two were US$200,000. Offering expenses were insignificant. The Company intends to use the total proceeds for general corporate purposes, including new products and services, working capital, capital expenditures, business expansion and potential acquisitions of businesses, technologies or products.

SOUFUN HOLDINGS LIMITED

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (continued)

(Amounts in thousands of United States Dollars (“US$”), except for number of shares and per share data)

20.	CONVERTIBLE SENIOR NOTES (continued)

Terms relevant to the Notes One

The Notes One (i) mature on December 15, 2018, unless earlier repurchased, redeemed or converted; and (ii) bear cash interest from December 10, 2013 at an annual rate of 2.00% payable on June 15 and December 15 of each year, beginning on June 15, 2014. The Company will pay additional interest, at its election, as the sole remedy relating to the failure to comply with certain reporting obligations or the occurrence of certain events of default as defined in the indenture of the Notes One. Upon the payment of a cash dividend to the Company’s Class A ordinary shares, the Company may, at its election, pay holders of the Notes One (the “Holders”) an additional cash payment equivalent to the fair value of any such cash dividend (based on the then current conversion rate of the Notes One) in lieu of an adjustment to the conversion rate of the Notes One which would otherwise be required pursuant to the terms of the indenture to the Notes One. These features that potentially trigger additional interest payments are collectively referred to as the “contingent interest features” hereinafter.

The Holders may convert their Notes One at any time prior to the close of business on the second business day immediately preceding the maturity date. The conversion rate for the Notes One was initially 49.2402 ADSs per US$1,000.00 principal amount of Notes One, which is equivalent to an initial conversion price of US$20.31 per ADS.

The Company may not redeem the Notes One prior to the maturity date, except in the event of certain changes to tax laws as defined in the indenture of the Notes One in which case the Company will have the option to redeem, in whole but not in part, the Notes One for a purchase price equal to 100% of the principal amount of the Notes One to be purchased plus any accrued and unpaid interest to the redemption date. The Holders have the right to require the Company to repurchase for cash all or part of their Notes One on December 15, 2016 and following a fundamental change as defined in the indenture of the Notes One, in each case, at a repurchase price equal to 100% of the principal amount of the Notes One to be repurchased plus accrued and unpaid interest to, but excluding, the repurchase date.

SOUFUN HOLDINGS LIMITED

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (continued)

(Amounts in thousands of United States Dollars (“US$”), except for number of shares and per share data)

20.	CONVERTIBLE SENIOR NOTES (continued)

Terms relevant to the Notes Two

The Notes Two (i) mature on December 24, 2022, unless earlier repurchased or converted; and (ii) bear cash interest from September 24, 2015 at an annual rate of 1.50% payable on March 31 and September 30 of each year, beginning on March 31, 2016. The Company will pay the full outstanding principal and the accrued and unpaid interest as the sole remedy relating to the occurrence of certain events of default as defined in the indenture of the Notes Two.

Safari Group CB Holdings Limited may convert the Notes Two at any time prior to the close of business on the second business day immediately preceding the maturity date. The conversion rate for the Notes Two was initially 27.9086 Class A ordinary shares per US$1,000.00 principal amount of the Notes Two, which is equivalent to an initial conversion price of approximately US$35.83 per Class A ordinary shares.

The Company cannot redeem or pre-pay the Notes Two prior to the maturity date, and no sinking fund is provided for the Notes Two. Safari Group CB Holdings Limited has the right to require the Company to repurchase for cash all or part of their Notes only following a fundamental change as defined in the indenture of the Notes, in each case, at a repurchase price equal to 100% of the principal amount of the Notes to be repurchased plus accrued and unpaid interest to, but excluding, the repurchase date.

Terms relevant to both the Notes One and the Notes Two

The Notes are senior unsecured obligations and rank (i) senior in right of payment to any of the Company’s indebtedness that is expressly subordinated in right of payment to the Notes; (ii) equal in right of payment to any of the Company’s unsecured indebtedness that is not so subordinated; (iii) effectively junior in right of payment to any of the Company’s secured indebtedness to the extent of the value of the assets securing such indebtedness; and (iv) structurally junior to all indebtedness and other liabilities of the subsidiaries or consolidated controlled entities of the Company.

The conversion rate is subject to adjustment if certain events, such as distribution of stock dividends and grants of rights, options or warrants to shareholders, as described in the indenture of the Notes Two occur. In addition, following certain corporate events as defined in the indenture of the Notes Two that occur prior to the maturity date, the Company will increase the conversion rate for a holder who elects to convert its Notes Two in connection with such a corporate event (the “make-whole fundamental change provision”).

SOUFUN HOLDINGS LIMITED

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (continued)

(Amounts in thousands of United States Dollars (“US$”), except for number of shares and per share data)

20.	CONVERTIBLE SENIOR NOTES (continued)

Accounting treatments

The Notes were recorded as long-term debt. The Company evaluated the embedded conversion features contained in the Notes in accordance with ASC 815-40-15 and ASC 815-40-25-7 to ASC 815-40-25-35 to determine if the conversion options require bifurcation.

The conversion option was not required to be bifurcated because the conversion options of the Notes One and the Notes Two are indexed to the Company’s ADSs and Class A ordinary shares, respectively, and meet all additional conditions for equity classification. Since the conversion options were not required to be bifurcated, the Company then determined if there were any beneficial conversion features (“BCF”) in accordance with ASC 470-20. The Company assessed the embedded conversion option feature of the Notes and concluded that there is no BCF because the effective conversion price of the Notes One and the Notes Two exceeded the fair value of the Company’s ADSs and Class A ordinary shares, respectively, at the commitment date. In connection with the make-whole fundamental change provision, the number of ADSs and Class A ordinary shares issuable upon conversion of the Notes One and the Notes Two, respectively, will be increased if the Holders decide to convert. As the fair value of the ADSs into which the Notes One is convertible plus the make-whole ADSs and the fair value of the Class A ordinary shares into which the Notes Two is convertible plus the make-whole Class A ordinary shares do not approximate the fair value at the settlement date, the make-whole features are not indexed to the Company’s ADSs for the Note One and Class A ordinary shares for the Notes Two and are required to be bifurcated. The fair values of the make-whole features were insignificant for the nine months ended September 30, 2014 and 2015.

The Company evaluated the embedded contingent redemption features contained in the Notes in accordance with ASC 815. The contingent redemption features were not required to be bifurcated because they are considered to be clearly and closely related to the debt host, as the Notes were not issued at a substantial discount and are puttable at par.

SOUFUN HOLDINGS LIMITED

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (continued)

(Amounts in thousands of United States Dollars (“US$”), except for number of shares and per share data)

20.	CONVERTIBLE SENIOR NOTES (continued)

Accounting treatments(continued)

The Company evaluated the contingent interest features contained in the Notes One in accordance with ASC 815 to determine if these features require bifurcation. Certain embedded contingent interest features are not considered to be clearly and closely related to the debt host and met the definition of a derivative. Accordingly, these embedded contingent interest features were bifurcated from the Notes One on the issuance date but their values were insignificant for the nine months ended September 30, 2014 and 2015. For the embedded contingent interest features not bifurcated from the Notes One, the Company determined whether the additional interest payments need to be accrued as a liability in accordance with ASC 450. Since the likelihood of occurrence of such default events is remote, the Company determined that a liability was not probable and no accrual was made as of December 31,2014 and September 30, 2015. The Company will continue to assess the accrual for these additional interest payment liabilities at each reporting date.

Total issuance costs of US$9,545 of the Notes One, which were capitalized in “other non-current assets” on the consolidated balance sheets, are amortized as interest expense using the effective interest rate method through the maturity date of the Notes at an effective interest rate of 2.84%. For the nine months ended September 30, 2014 and 2015, the Group recognized interest expense related to the Note One of US$8,275 and US$8,397, respectively, which comprised contractual interest obligations of US$6,000 and US$6,000 and issuance costs amortization of US$2,275 and US$2,397, respectively.

SOUFUN HOLDINGS LIMITED

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (continued)

(Amounts in thousands of United States Dollars (“US$”), except for number of shares and per share data)

21.	SUBSEQUENT EVENTS

Close of Private Placement

On November 9, 2015, the Company issued 5,837,539 Class A ordinary shares to IDG Capital Partners (“IDG”) and 2,599,042 Class A ordinary shares to certain management members and their affiliates at a consideration of US$246,770 and US$200,000 convertible notes to IDG.

Investment into Sindeo, Inc. (“Sindeo”)

On October 29, the Company entered into strategic investment agreements with Sindeo for the subscription of 1,672,240 preferred shares of Sindeo. The total consideration of the acquisition was US$5,000.

Sindeo is a leading lender-paid online mortgage originator based in San Francisco. Since 2014, Sindeo has been providing a fair, transparent and modern mortgage experience to home buyers and make mortgages simple. Sindeo is transforming the experience to help consumers make smart, informed decisions and get a stress-free mortgage.

Agreement to acquire a controlling interest in Chongqing Wanli New Energy Co., Ltd. (“Wanli”)

On November 13, 2015, the Company announced that it had entered into a framework agreement (the "Framework Agreement") with Wanli, a company listed on the Shanghai Stock Exchange, IDG Capital Investment Consulting Beijing Co., Ltd. ("IDG"), Xizang Ruidong Wealth & Investment Management Co. Ltd. ("Ruidong") and Mr. Xicheng Liu, the current controlling shareholder of Wanli ("Mr. Liu"), pursuant to which SouFun plans to acquire a controlling stake in Wanli's public shell, accompanied by a concurrent direct placement of Wanli shares to certain investors including IDG, Ruidong, Mr. Liu or their respective designated persons or third parties (the "Placement"). The Placement is expected to raise about US$393,000 to US$786,002. The Company plans to maintain not less than 70% of the equity stake in Wanli following the acquisition and direct share placement. The acquisition is expected to be conducted through an assets swap – Wanli plans to spin off its non-cash assets and all liabilities to a third party and the Company plans to inject certain parts of its businesses, which are projected to be valued at no more than US$2,672,410 into Wanli. The Framework Agreement also provides for a six-month exclusivity period during which the Company, Wanli and Mr. Liu cannot discuss a similar transaction with other potential investors.

SOUFUN HOLDINGS LIMITED

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (continued)

(Amounts in thousands of United States Dollars (“US$”), except for number of shares and per share data)

21.	SUBSEQUENT EVENTS(continued)

Agreement to acquire Beijing headquarters facilities

On November 8, the board of directors approved the Company to purchase a headquarters establishment in Beijing, the PRC, with a total price around US$243,000. The new headquarters establishment with a total usable office space is around 70,000 square meters will provide strong support to the fast expanding headcounts and Beijing operations.

Lawsuit against Nanjing Kunlun Wohua Real Estate Development Co. Ltd (“Nanjing Kunlun”)

The Company entered into a sales agency services agreement with Nanjing Kunlun, a real estate developer, to sell its properties for commissions. Nanjing Kunlun required the Company to pay an upfront and refundable deposit totaled US$4,716 as demonstration of the Company’s financial strength and commitment to provide high quality service. These deposits will be refunded to the Company on June 30, 2015 as stated in the contract. The Company filed a lawsuit against Nanjing Kunlun in July 2015 for the overdue repayment of commitment deposits that are not duly paid. As of October 29, 2015, a verdict has been made by the Gulou District People’s Court of Nanjing and the commitment deposits with penalty and default interest shall be refunded by Nanjing Kunlun by November 8, 2015. As confirmed by the Company, the court’s judgment has not been fully implemented and the parties are negotiating an out-of-court settlement.